November 6, 2007

BY EDGAR AND U.S. MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street
Washington, D.C. 20549

Attention:  Filing Desk / Julie Bell

Re:	Response Letter to SEC Comment Letter dated October 23, 2007 relating to Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A, Form 8-K Filed June 14, 2006, File No. 333-132042-11

Enclosed please find IndyMac MBS, Inc.’s (“IndyMac”) letter in response to the Securities & Exchange Commission’s (the “SEC”) October 23, 2007 Comment Letter.

Our responses to your questions are as follows:

Form 8-K filed on June 14, 2006

1.	Please advise as to why the Underwriting Agreement and Pooling and Servicing Agreement were not filed by Form 8-K until June 14, 2006 when the transaction closed on May 22, 2006.

In response to the SEC’s comment in the Comment Letter dated March 20, 2006 relating to the IndyMac MBS, Inc., Registration Statement on Form S-3, IndyMac confirmed that all material terms to be included in the finalized agreements would be disclosed in the final Rule 424(b) prospectus, or that finalized agreements would be filed simultaneously with or prior to the final prospectus.  All material terms of the operative documents, including the Pooling and Servicing Agreement and the Underwriting Agreement, for Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A were disclosed in the final Rule 424(b)(5) filing filed on May 22, 2006.  The operative documents, and particularly the Pooling and Servicing Agreement, go into greater detail describing the material terms that were disclosed in such final Rule 424(b)(5) filing.  Final operative documents were filed as soon as practicable following the closing date.

Other

2.	We could not locate executed agreements related to your interest rate swap on EDGAR. Please advise.

The Swap Agreement was filed, pursuant to Item 1115 of Regulation AB, on the Form 8-K filed on June 14, 2006 as Exhibit K to the Pooling and Servicing Agreement.  The Swap Agreement attached as Exhibit K to the Pooling and Servicing Agreement contains the final terms of the Swap Agreement.  In addition,  all material terms of the Swap Agreement for Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A were disclosed in the final Rule 424(b)(5) filing filed on May 22, 2006.

IndyMac acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or would like to discuss any comments by calling the undersigned at (626) 535-2548.

Sincerely,

/s/ Victor H. Woodworth
Victor H. Woodworth
Vice President

Copy:  John D. Olinski